Exhibit 99.1

Western Financial Group Chooses Sapiens’ Policy Solution to Streamline its Quote to Issuance Process

The selection will empower the Canadian insurance services provider to implement underwriting strategies quickly and more effectively, and generate more meaningful data

August 26, 2020 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Western Financial Group (“Western”) has selected Sapiens PolicyPro for Property & Casualty.

The Canadian insurance services provider sought a modern solution that could solve challenges in their quote to issuance process and allow delivery of their white-labeled products enterprise-wide. Western also sought direct integration to their broker management system so that their underwriters could continue to use that system in a productive and streamlined manner.

Sapiens PolicyPro for Property & Casualty is a modular, scalable and configurable quote, submission and policy management system. PolicyPro is used by agents, underwriters and customers to quote, issue, and administer policies, including integration with third-party systems.

The speed to market, flexibility and adaptability generated by PolicyPro are expected to empower Western to implement underwriting strategies quickly and more effectively. The solution will also generate more meaningful data to help guide business decisions.

“Sapiens PolicyPro for Property & Casualty will help us improve our customer experience by streamlining and enhancing the underwriting process, making it easier for our staff to build underwritten products,” said Mark Dutton, senior regional vice president of National Insurance Operations, Western Financial Group. “By obtaining the ability to offer white label products and enhance our business model, Western plans to continue on our path of growth and differentiate ourselves in the marketplace.”

“The power of PolicyPro will allow us to have all of our sales operations running on a single platform, with all of our broker system data, as well as broker system and carrier operations, in PolicyPro,” said Shawna Fancy, Director of underwriting, National Insurance Operations, Western Financial Group. “Sapiens’ proven history of timely delivery was an important factor in our selection and we look forward to embarking on the first phase, which will involve implementing personal habitational line products.”

“We are excited to partner with Western in the strategic North American market,” said Roni Al-Dor, president & CEO, Sapiens. “Sapiens PolicyPro’s modularity and ability to integrate with external systems has played a large role in its attractiveness to insurance carriers pursuing a best of breed strategy.”

In the future, Western plans to leverage Sapiens PolicyPro to expand further with commercial and other specialty products.

PolicyPro provides comprehensive policy lifecycle support for all P&C lines of business. It offers support for internal users, as well as agent and direct-to-consumer channels. It provides role-based processing, quick quotes and full application data capture flows, as well as configured, straight-through processing. Complete quote, issue, bind and service functionality includes “what-if?” scenario-building. PolicyPro is a module of the Sapiens CoreSuite for P&C Insurance platform which offers many other modules.

About Western Financial Group

Western Financial Group is a diversified insurance services company that is focused on creating security and has provided over one million Canadians the right protection for more than 100 years. Headquartered in High River, Alberta, Western provides personal and business insurance through 180 locations, its affiliates and a variety of connected channels, with an engaged team of approximately 1,800 people. For more information, please visit westernfinancialgroup.ca.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com